811-21114
Branch 17

40-33

RECEIVED
JAN 7 2010
The Division of
Investment Management

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW.ROPESGRAY.COM

SEC
Mail Processing
Section
DEC 11 2009
Washington, DC
120

December 11, 2009

Robert A. Skinner
(617) 951-7560
(617) 235-0434 fax
robert.skinner@ropesgray.com

BY HAND

Securities and Exchange Commission
Attn: Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

Re: *Spenceley v. ProShares Trust et al.*, No. 09 Civ. 9942 (S.D.N.Y.)
Haber v. ProShares Trust et al., No. 09 Civ. 10069 (S.D.N.Y.)

Dear Sir or Madam:

I write on behalf of Defendants ProShares Trust, ProShare Advisors LLC, SEI Investments Distribution Co., Louis M. Mayberg, Michael L. Sapir, and Simon D. Collier in the above-captioned actions. Pursuant to Section 33 of the Investment Company Act of 1940, enclosed please find copies of the complaints filed in these actions.

Respectfully submitted,

Robert Skinner /s/

Robert A. Skinner

Enclosures

cc: *via e-mail*

Barry Pershkow (w/o encl.)

[redacted]

09005701

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

09 CV 9942

MEREDITH SPENCELEY, on behalf of herself and all others similarly situated, Plaintiff,	**CLASS ACTION**
— against —	**COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS**
PROSHARES TRUST, PROSHARE ADVISORS LLC, SEI INVESTMENTS DISTRIBUTION CO., MICHAEL L. SAPIR, LOUIS M. MAYBERG, RUSSELL S. REYNOLDS, III, MICHAEL WACHS, and SIMON COLLIER, Defendants.	**JURY TRIAL DEMANDED**

Plaintiff Meredith Spenceley, individually and on behalf of all others similarly situated, by her attorneys, alleges the following upon information and belief, except for those allegations as to herself, which are alleged upon personal knowledge. The allegations are based on counsel's investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), and reports published in the press.

NATURE OF THE ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares in the ProShares UltraShort Basic Materials Fund (the "SMN Fund"), an exchange-traded fund ("ETF") offered by Defendant ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement, Prospectuses, and/or Statements of Additional Information (collectively, the "Registration Statement") issued in connection with the SMN Fund's shares (the

"Class"). Plaintiff is seeking to pursue remedies under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act").

2. ProShares consists of a portfolio of 90 ETFs, including the SMN Fund. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are funds that track a particular stock index. After being issued, shares in the ETFs are bought and sold on secondary exchanges, or aftermarkets, such as the New York Stock Exchange or NASDAQ.

3. Non-traditional, or so-called "leveraged" and/or "inverse" ETFs, such as the SMN Fund, have attracted increasingly significant investor assets.

4. ProShares manages approximately 99 percent of the country's short and leveraged ETFs and, overall, it is the fifth largest provider of ETFs in the United States. ProShares designs each of its ETFs to correspond to the performance of a daily benchmark—such as the price performance, the inverse of the price performance, or a multiple of the inverse of the price performance—of an index or security.

5. ProShares' ETFs are essentially divided into two categories: Ultra and UltraShort.

6. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designed to go up when markets go up; UltraShort ETFs are designed to go up when markets go down.

7. The SMN Fund is one of ProShares' UltraShort ETFs.

8. The SMN Fund seeks daily investment results, before fees and expenses, that correspond to twice the inverse (-200%) of the daily performance of the Dow Jones U.S. Basic Materials Index ("DJBMI"). The SMN Fund is mandated to take positions in

securities and/or financial instruments that, in combination, should have similar daily return characteristics as -200% of the daily return of the DJBMI.

9. ProShares describes its strategy as "simple" to execute. Defendant ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the SMN Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies. ProShares states that ProShare Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to advising ProShares to invest assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

10. The Registration Statement misled investors that the SMN Fund would deliver double the inverse return of the DJBMI.

11. For example, in 2008, the DJBMI fell approximately 52 percent. Rather than increase approximately 104 percent (double the inverse), the SMN Fund has *fallen* approximately 3.5 percent.

12. ProShares does not market the SMN Fund or its other ETFs as day-trading vehicles. ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' imposes no temporal limits on investors in its UltraShort ETFs.

13. ProShares' Registration Statement provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods, thereby

misleading investors that the SMN Fund may be used for intermediate or long-term investing.

14. The Registration Statement did not explain that, notwithstanding the name of the SMN Fund, the investment objective of the SMN Fund, and the purpose of ProShares' UltraShort ETFs, the SMN Fund would – to a mathematical certainty – cause enormous losses if used for intermediate or long-term investing. The enormous losses are accelerated when the market becomes more volatile.

15. The misleading nature of ProShares' statements and omissions are even more evident when compared to the statement of one of its chief competitors. In comparison to ProShares, Direxion stated on the cover of its December 29, 2008 prospectus, in bold type:

> **The Funds seek *daily leveraged* investment results. The Funds are intended to be used as short-term trading vehicles. The pursuit of *daily* leveraged investment goals means that the return of a Fund for a period of longer than a single day will be the product of the series of daily leveraged returns for each day during the relevant period . . . . The Funds are not suitable for all investors. The Funds should only be used by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results and (c) who intend to actively monitor and manage their investments.**

Cover page of Direxion prospectus (all emphasis in original).

16. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "inverse and leveraged ETFs . . . typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman

Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products . . . ." FINRA issued additional warnings on July 13, 2009, by way of a podcast on its website.

17. Since FINRA's warnings, many financial companies, including Edward Jones & Co., UBS, Ameriprise Financial, LPL Investment Holdings Inc., Wells Fargo, Morgan Stanley Smith Barney, and Charles Schwab have either halted, or provided strongly worded warnings concerning, leveraged and/or inverse ETF trading.

18. Moreover, seven months after Direxion issued its prospectus, ProShares changed the presentation of the statements on one of the first textual pages of a later prospectus.

19. In a July 31, 2009 prospectus, ProShares stated that "The Fund seeks investment results **for a single day only**" and "**The Funds do not seek to achieve their stated investment objective over a period of time greater than one day.**" (Emphasis in original in both examples). These statements were still misleading because, among other things, they omitted that shares in the ETFs should only be used as short-term trading vehicles. Nonetheless, these statements, and the fact that they were now in bold, demonstrates that the earlier statements of "risk" were misleading.

20. On August 18, 2009, the SEC issued an alert that began by stating: "The SEC staff and FINRA are issuing this Alert because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (ETFs). Leveraged and inverse ETFs typically are designed to achieve their stated performance objectives on a daily basis. Some investors might invest in these ETFs with the expectation that the ETFs may meet their stated daily performance objectives over the

long term as well. Investors should be aware that performance of these ETFs over a period longer than one day can differ significantly from their stated daily performance objectives."

21. The SEC alert also stated: "Most leveraged and inverse ETFs 'reset' daily, meaning that they are designed to achieve their stated objectives on a daily basis. Their performance over longer periods of time—over weeks or months or years—can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets."

22. The SEC alert provided "two real-life examples" to "illustrate how returns on a leveraged or inverse ETF over longer periods can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time."

23. The SEC alert states: "While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term time horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark. In other words, it is possible that you could suffer significant losses even if the long-term performance of the index showed a gain."

24. As a result of ProShares' misleading Registration Statement, Plaintiff and the Class have suffered millions of dollars in losses.

JURISDICTION AND VENUE

25. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act, 15 U.S.C. §§ 77k and 77o.

26. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and Section 22 of the Securities Act.

27. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the SMN Fund trade in this District on the New York Stock Exchange.

28. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

29. Plaintiff Meredith Spenceley purchased shares of the SMN Fund pursuant to or traceable to the Registration Statement, and suffered harm thereby.

30. Defendant ProShares, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002.

31. ProShares is registered with the SEC as an open-end management investment company under the 1940 Act. ProShares has a portfolio of ETFs, the shares of which are all listed on the American Stock Exchange. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems shares on a continuous basis at net asset value ("NAV") in large, specified numbers of shares called "Creation Units." For each ETF, a Creation Unit is comprised

of 75,000 shares. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

32. Defendant ProShare Advisors, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the SMN Fund. ProShare Advisors provides investment advice and management services to ProShares and its ETFs, including the SMN Fund. ProShare Advisors oversees the investment and reinvestment of the assets in the SMN Fund.

33. ProShare Advisors is owned by Defendants Michael L. Sapir ("Sapir"), Louis M. Mayberg ("Mayberg") and William E. Seale.

34. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, Pennsylvania, 19456, is the distributor and principal underwriter for the SMN Fund. SEI has been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the SMN Fund to broker/dealers and, ultimately, shareholders.

35. Defendant Sapir, an interested trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShare Advisors since its inception. Sapir signed the Registration Statement.

36. Defendant Mayberg has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

37. Defendant Russell S. Reynolds, III ("Reynolds") is a non-interested trustee of ProShares who signed the Registration Statement.

38. Defendant Michael Wachs ("Wachs") is a non-interested trustee of ProShares who signed the Registration Statement.

39. Defendant Simon D. Collier ("Collier") has been ProShares' Treasurer since June 2006. In his capacity as Treasurer, Collier signed the Registration Statement.

40. These individual people are referred to as the "Individual Defendants."

41. The Individual Defendants, in their respective roles, controlled the operations of the SMN Fund. The Board of Trustees of ProShares is responsible for the general supervision of all of the SMN Fund. The officers of ProShares are responsible for the day-to-day operations of the SMN Fund.

CLASS ACTION ALLEGATIONS

42. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the SMN Fund pursuant or traceable to the Trust's false and misleading Registration Statement, and were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Trust, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

43. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

44. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

45. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

46. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class.

47. Among the questions of law and fact common to the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business and/or operations of ProShares; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

48. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable.

49. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

BACKGROUND

Traditional ETFs

50. ETFs are open-ended, with a unique creation and redemption feature that provides for the creation of large blocks of ETF shares only by authorized participants,

which are usually institutional investors, specialists or market makers, who signed a participant agreement with a particular ETF sponsor or distributor to satisfy investor demand and provide market liquidity. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (of 50,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Units with cash. Instead, investors buy Creation Units with a basket of securities that generally mirrors an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares of the ETF (instead of Creation Units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

51. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100.

Non-Traditional/Leveraged ETFs

52. Non-traditional, or leveraged ETFs are a new form of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Some leveraged ETFs are "inverse" or "short" funds, meaning that they seek to deliver the opposite of the performance of the index or benchmark they track. Like traditional ETFs, some inverse ETFs track broad indices, some are sector-specific, and still others are linked to commodities or currencies. Inverse ETFs are often marketed as a way for investors to profit from, or at least hedge their exposure to, downward moving markets.

53. Some non-traditional ETFs are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index. An inverse ETF that tracks the S&P 500, for example, seeks to deliver the inverse of the performance of the S&P 500, while a double-leveraged inverse S&P 500 ETF seeks to deliver twice the opposite of that index's performance. To accomplish their objectives, leveraged and inverse ETFs pursue a range of complex investment strategies through the use of swaps, futures contracts and other derivative instruments.

54. Most leveraged and inverse ETFs "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but, in the more volatile scenario, the inverse ETF loses 1.82 percent. The divergence effect increases significantly as volatility increases.

SUBSTANTIVE ALLEGATIONS

A. ProShares' Non-Traditional UltraShort ETFs

55. ProShares describes its UltraShort ETFs as vehicles that "[s]eek profit from downturns." ProShares' UltraShort ETFs "provide a simple way to try to seek profit from a market segment that you think is poised to fall."

56. On its website, ProShares provides the following "Q&A" regarding its UltraShort ETFs, in relevant part:

> Q: What are Short ProShares?
>
> A: They are the first exchange traded funds (ETFs) specifically designed to go up when markets go down. Short ProShares are built to move in the opposite direction of the markets.
>
> Here's how they work: if the S&P 500® Index drops 1% in a day, ProShares Short S&P500® should gain 1% that day (before fees and expenses). UltraShort ProShares double the effect. ProShares UltraShort S&P500® should gain 2% (before fees and expenses) if the index slips 1% in a day.
>
> On the flip side, Short ProShares will lose value if markets rise. If the S&P 500 gains 1% in a day, ProShares Short S&P500 should lose 1%, and ProShares UltraShort S&P500 should lose 2% (again, before fees and expenses). Short ProShares and UltraShort ProShares make it simple for you to execute sophisticated strategies designed to manage risk or enhance return potential.
>
> How are Short ProShares different from short selling?
>
> Short selling a stock or ETF requires a margin account. Short ProShares don't. They allow you to get short exposure without the hassles–or expense–of a margin account. It's as simple as buying a stock.

57. Accordingly, ProShares represents that its "short" ETFs are specifically designed to "go up when markets go down," and are "built to move in the opposite direction of the markets." ProShares' places no temporal limits on investors in its UltraShort ETFs.

B. The SMN Fund

58. The Registration Statement stated that the SMN Fund seeks daily investment results, before fees and expenses, that correspond to twice the inverse (-200%) of the daily performance of the DJBMI.

59. For example, in 2008, the DJBMI fell approximately 52 percent. Rather than increase approximately 104 percent (double the inverse), the SMN Fund has *fallen* approximately 3.5 percent.

60. The Registration Statement omitted that holding shares of the SMN Fund for any period more than a day will – to a mathematical certainty – not track the market. Indeed, holding shares over a long-period of time will lead to enormous losses to a mathematical certainty.

61. Investors did not view ETFs as day trading investment vehicles and did not day trade the SMN Fund. In fact, it is virtually economically impossible for all SMN Fund purchasers to sell out of their positions at the end of one day.

C. The False and Misleading Registration Statement

62. On or about January 30, 2007, ProShares filed the Registration Statement, which was continually updated. The January 30, 2007 prospectus was signed by the Individual Defendants.

63. A later prospectus, filed on September 30, 2008, stated, in pertinent part:

> Investment Objective
>
> ProShares UltraShort Basic Materials seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Basic Materials Index.
>
> If ProShares UltraShort Basic Materials is successful in meeting its objective, its net asset value should gain approximately twice as much,

on a percentage basis, before fees and expenses, as any decrease in the Dow Jones U.S. Basic Materials Index when the Index declines on a given day. Conversely, its net asset value should lose approximately twice as much, on a percentage basis, before fees and expenses, as any increase in the Index when the Index rises on a given day.

Principal Investment Strategies

ProShares UltraShort Basic Materials' principal investment strategies include:

- Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily return characteristics as twice (200%) the inverse of the Dow Jones U.S. Basic Materials Index. Information about the Index can be found in the section entitled "Underlying Indexes."

- Committing at least 80% of its net assets, including any borrowings for investment purposes, to investments that, in combination, have economic characteristics that are inverse to those of the Index.

- Employing leveraged investment techniques in seeking its investment objective.

- Investing assets not invested in financial instruments in debt instruments and/or money market instruments.

- The Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated. As of the close of business on June 30, 2008, the Index was concentrated in the chemicals industry group, which comprised approximately 51% of the market capitalization of the Index.

64. The September 30, 2008 prospectus discussed a laundry list of risks, but left out a clear discussion of the most crucial one – how investing in the SMN Fund for more than one day would invariably lead to swift and radical losses:

Principal Risks

ProShares UltraShort Basic Materials is subject to the following principal risks:

- Aggressive Investment Technique Risk, Concentration Risk, Correlation Risk, Counterparty Risk, Credit Risk, Early Close/Trading

> Halt Risk, Equity Risk, Inverse Correlation Risk, Investment Company and Exchange Traded Fund Risk, Liquidity Risk, Market Price Variance Risk, Market Risk, Non-Diversification Risk, Portfolio Turnover Risk and Short Sale Risk.
>
> In addition to the risks noted above, ProShares UltraShort Basic Materials is also subject to risks faced by companies in the basic materials economic sector, including: adverse effects from commodity price volatility, exchange rates, import controls and increased competition; production of industrial materials often exceeds demand as a result of overbuilding or economic downturns, leading to poor investment returns; risk for environmental damage and product liability claims; and adverse effects from depletion of resources, technical progress, labor relations and government regulations. Further, stocks in the Index may underperform fixed income investments and stock market indexes that track other markets, segments and sectors. As noted above, ProShares UltraShort Basic Materials seeks to provide daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Basic Materials Index, and thus these risk considerations for the Fund will generally be the opposite of those for a traditional mutual fund.

65. The statements in paragraphs 63 and 64 were false and/or misleading because they failed to disclose that: (1) if shares of the SMN Fund were held for a time period longer than one day, the likelihood of catastrophic losses was huge; and (2) the extent to which performance of the SMN Fund would inevitably diverge from the performance of its benchmark—i.e., the overwhelming probability, if not certainty, of spectacular divergence.

66. The inadequacy of Proshares' list of risks is made obvious when compared to that of Direxion, which stated on the cover of its December 29, 2008 prospectus, in bold type:

> **The Funds seek *daily leveraged* investment results. The Funds are intended to be used as short-term trading vehicles. The pursuit of *daily* leveraged investment goals means that the return of a Fund for a period of longer than a single day will be the product of the series of daily leveraged returns for each day during the relevant**

> **period.... The Funds are not suitable for all investors. The Funds should only be used by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results and (c) who intend to actively monitor and manage their investments.**

Cover page of Direxion prospectus (all emphasis in original).

67. As discussed above, ProShares changed – but did not cure – the presentation of its statements. On July 31, 2009, ProShares stated that "[t]he Fund seeks investment results **for a single day only**" and "[t]**he Funds do not seek to achieve their stated investment objective over a period of time greater than one day.**" (Emphasis in original in both examples). These statements were still misleading – indeed, these statements were in earlier prospectuses (unbolded) in the risk section, but it demonstrates that the earlier discussions of risk were misleading. These statements were still misleading because they did not disclose that using the SMN Fund for anything else besides one day was almost mathematically certain to cause radical losses in a volatile market such as that underlying the SMN Fund.

D. Statement by FINRA & Others

68. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> **Suitability**
>
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.

Communications With the Public

> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public.
>
> Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading.

69. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products, and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA's radar screen."

70. FINRA issued additional guidance on July 13, 2009, by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis—but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

71. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ProShares, among other firms heavily involved in structuring leveraged ETFs.

72. On July 21, 2009, as reported by *The Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. called ETFs like the SMN Fund "one of the most misunderstood and potentially dangerous types of ETFs."

73. On July 27, 2009, in a letter to wealth management clients, as reported by *The Wall Street Journal* in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

74. On July 30, 2009, *The Wall Street Journal* published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting . . . . Proceed with extreme caution."

75. The statements in the Registration Statement are misleading and the risk disclosures do not come close to this "[p]roceed with extreme caution" level of clarity.

76. On August 1, 2009, *The Wall Street Journal* quoted Morningstar's director of ETF analysis, Scott Burns, who observed: "Hedges [like the SMN Fund] aren't supposed to become less trustworthy when you really need them."

CLAIM ONE
Violations of § 11 of the 1933 Act Against All Defendants

77. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. § 77k, on behalf of the Class, against all Defendants.

78. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Claim is asserted against all defendants.

79. ProShares is the issuer of the shares sold via the Registration Statement. The Individual Defendants are signatories and/or authorizers of the Registration Statement.

80. Plaintiff and the Class all purchased shares of the SMN Fund issued pursuant and/or traceable to the Registration Statement.

81. Defendants are liable for the material misstatements in and omissions from the Registration Statement.

82. Plaintiff and other members of the Class purchased or otherwise acquired their SMN Fund shares without knowledge of the untruths or omissions alleged herein.

CLAIM TWO
Violations of § 15 of the Securities Act Against the Individual Defendants

83. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

84. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants were trustees, officers, and/or directors of ProShares charged with the legal responsibility of overseeing its operations. Each controlling person had the

power to influence and exercised the same to cause the controlled person to engage in the unlawful acts and conduct complained of herein.

85. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the SMN Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding damages in favor of Plaintiff and the other Class members against all Defendants for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

D. Such equitable/injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: December 3, 2009

BERNSTEIN LIEBHARD LLP

By:____________________

Sandy A. Liebhard (liebhard@bernlieb.com)
U. Seth Ottensoser (ottensoser@bernlieb.com)

Joseph R. Seidman, Jr. (seidman@bernlieb.com)
10 East 40th Street
22nd Floor
New York, New York 10016
Telephone: (212) 779-1414
Facsimile: (212) 779-3218

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

MAURICE HABER, on Behalf of Himself and All Others Similarly Situated, Plaintiff, v. PROSHARES TRUST; PROSHARES ADVISORS LLC; SEI INVESTMENTS DISTRIBUTION CO.; MICHAEL L. SAPIR; LOUIS M. MAYBERG; RUSSELL S. REYNOLDS, III; MICHAEL WACHS; and SIMON D. COLLIER, Defendants.	Civil Action No. '09 CIV 10069 **CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED**

Plaintiff, individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon information and belief, except for those allegations as to themselves, which are alleged upon personal knowledge. The allegations are based on counsel's investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), reports and interviews published in the press, and information obtained by Plaintiff.

NATURE OF THE ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares in the ProShares MSCI Emerging Markets Fund (the "EEV Fund"), an exchange-traded fund ("ETF") offered by Defendant ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement, Prospectuses, and/or Statements of Additional Information (collectively, the "Registration Statement") issued in connection with the EEV Fund's shares (the "Class"). The Class is seeking to pursue remedies

under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"). This action asserts strict liability and negligence claims against Defendants (defined below).

2. ProShares consists of a series of ETFs, including the EEV Fund. ETFs, regulated by the SEC under the Investment Company Act of 1940, which are low-cost funds that track a particular stock index and trade like stock. Non-traditional, or so-called "leveraged" and/or "inverse" ETFs, such as the EEV Fund, have exploded in popularity over the last few years, offering investors alternate vehicles to take bullish, bearish, and leveraged positions on popular stock indices. Available in a number of different forms, non-traditional ETFs have attracted increasingly significant investor assets.

3. ProShares is the fifth largest provider of ETFs in the United States. ProShares designs each of its ETFs to correspond to the performance of a daily benchmark — such as the price performance, the inverse of the price performance, or a multiple of the inverse of the price performance — of an index or security. ProShares' ETFs are essentially divided into two categories: Ultra and UltraShort.

4. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designed to go up when markets go up; UltraShort ETFs are designed to go up when markets go down. The EEV Fund is one of ProShares' UltraShort ETFs, hence its eponym.

5. ProShares attracted investors with tempting and seemingly safe alternatives to stocks, namely ProShares Ultra ETFs and ProShares UltraShort ETFs.

6. ProShares presented their UltraShort Funds, including its EEV Fund, as a simple mathematical model using an objective formula to create a portfolio that will produce an inverse two times return, compared to its index. ProShares represented that it would be "simple ... to try

to hedge against downturns or seek profit when markets fall." ProShares made seeking shelter from the traditional financial markets sound easy by purchasing their UltraShort Funds. To the contrary, ProShares mathematical model was neither accurate nor simple to execute.

7. ProShares touts the simplicity of its formulaic model. ProShares describes its strategy as "simple" to execute. ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the EEV Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies. ProShares states that ProShare Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to advising ProShares to invest assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

8. The EEV Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the MSCI Emerging Markets Index ("MSCI").

9. The Registration Statement misled investors that the EEV Fund would deliver double the inverse return of the MSCI. The EEV has not performed in accordance with the reasonable expectation of investors and is a defective securities product. Its market price returns percentage for the year ending July 31, 2009 s -79.20% and is -54.75% since the Fund's inception.

10. For example, between January 2, 2008 and December 17, 2008, the EEV Fund is supposed to deliver double the inverse return of the MSCI Index, which fell approximately 52%

during this period, ostensibly creating a profit for investors who anticipated a decline in the performance of the emerging markets. In other words, the EEV Fund should have appreciated by 104% during this period. However, the EEV Fund actually fell approximately 30% (a 134% shortfall) during this period.

11. ProShares does not market the EEV Fund or its other ETFs as day-trading vehicles. ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' imposes no temporal limits on investors in its UltraShort ETFs.

12. ProShares' Registration Statement provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods, thereby misleading investors that the EEV Fund may be used for intermediate or long-term investing.

13. The Registration Statement did not explain that, notwithstanding the name of the EEV Fund, the investment objective of the EEV Fund, and the purpose of ProShares' UltraShort ETFs, the EEV Fund would — to a mathematical certainty — cause enormous losses if used for intermediate or long-term investing. The enormous losses are accelerated when the market becomes more volatile.

14. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") fired a warning flare with the issuance of Regulatory Notice 09-3 1 (the "FINRA Notice"). The FINRA Notice cautioned that "inverse and leveraged ETFs ... typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone

stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products...."

15. FINRA issued additional warnings on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis — but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment and clear results to the contrary, ProShares' Chairman Michael L. Sapir maintained that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

16. Since FINRA's warnings, Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs, such as the EEV Fund. Edward Jones called ETFs like the EEV Fund "one of the most misunderstood and potentially dangerous types of ETFs."

17. UBS has now also said that it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo and Morgan Stanley Smith Barney are now also reportedly reviewing their policies on non-traditional ETFs.

18. As reported on July 30, 2009 by the *Wall Street Journal,* Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting .... Proceed with extreme caution." The

disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

19. Both letter and spirit of the federal securities laws call for complete and unrestricted disclosure of material facts. Here, prospective and actual investors in ProShares have been deceived by the notion of directional investment plays. It is readily apparent that ProShares has violated the spirit and purpose of the registration requirements of the Securities Act: "is to protect investors by promoting full disclosure of information thought necessary to informed investment decisions."[1] ProShares lured investors with a false predicate — that the EEV Fund would go up if the MSCI went down. The registration provisions are designed not only to protect immediate recipients of distributed securities but also subsequent purchasers from them.[2]

20. On August 18, 2009, the SEC issued an alert that began by stating: "The SEC staff and FINRA are issuing this Alert because we believe individual investors may be confused about the performance objectives of leveraged and inverse ETFs. Leveraged and inverse ETFs typically are designed to achieve their stated performance objectives on a daily basis. Some investors might invest in these ETFs with the expectation that the ETFs may meet their stated daily performance objectives over a long term as well. Investors should be aware that performance of these ETFs over a period longer than one day can differ significantly from their stated daily performance objectives."

21. The SEC alert also stated: "Most leveraged and inverse ETFs 'reset' daily, meaning that they are designed to achieve their stated objectives on a daily basis. Their performance over longer periods of time - over weeks or months or years - can differ *significantly from the performance (or inverse of the performance) of their underlying index or*

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[1] *SEC v. Ralston Purina Co.*, 346 U.S. 119, 124 (1953).

[2] *SEC v. Great American Industries, Inc.*, 407 F.2d 453, 463 (2d Cir. 1968).

benchmark during the same period of time. This effect can be magnified in volatile markets."

22. The SEC alert provided "two real-life examples" to "illustrate how returns on a leveraged or inverse ETF over longer periods can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time."

23. The SEC alert states "While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term time horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark. In other words, it is possible that you could suffer significant losses even if the long-term performance of the index showed a gain."

24. As a result, the EEV Fund is not a simple investment vehicle, did not go up when its benchmark index went down, and investors in the EEV Fund have been shocked to learn that their supposedly safe hedge has caused them substantial losses. This action alleges that Defendants failed to disclose, *inter alia,* the following risks in the Registration Statement:

- Inverse correlation between the EEV Fund and the MSCI over time would only happen in the rarest of circumstances, and inadvertently if at all;
- The extent to which performance of the EEV Fund would inevitably diverge from the performance of the MSCI — *i.e.*, the probability, if not certainty, of spectacular tracking error;
- The severe consequences of high market volatility on the EEV Fund's investment objective and performance;
- The severe consequences of inherent path dependency[3] in periods of high market volatility on the EEV Fund's performance;

[3] Path dependence explains how the set of decisions one faces for any given circumstance is limited by

- The role the EEV Fund plays in increasing market volatility, particularly in the last hour of trading;
- The consequences of the EEV Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF;
- The EEV Fund causes dislocations in the stock market; and
- The EEV Fund offers a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the EEV Fund.

JURISDICTION AND VENUE

25. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act (15 U.S.C. §§ 77k and 77o).

26. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and Section 22 of the Securities Act (15 U.S.C. § 77v).

27. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the EEV Fund trade in this District on the New York Stock Exchange Arca Exchange.

28. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

29. Plaintiff Maurice Haber, invested assets in the EEV Fund and was damaged thereby, as detailed in the attached Certification.

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the decisions one has made in the past, even though past circumstances may no longer be relevant. Path dependency theory was originally developed by economists to explain technology adoption processes and industry evolution. The theoretical ideas have had a strong influence on evolutionary economics (*e.g.*, Nelson & Winter 1982).

30. Defendant ProShares Trust ("ProShares"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002. ProShares Trust is registered with the SEC as an open-end investment company under the 1940 Act. ProShares has a series of ETFs. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems shares on a continuous basis at net asset value ("NAV") in large, specified numbers of shares called "Creation Units." For each ETF, a Creation Unit is comprised of 75,000 shares. In 2008, ProShares ranked second among all U.S. ETF companies in year-to-date net flows. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

31. Defendant ProShare Advisors LLC ("ProShare Advisors"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the EEV Fund. ProShare Advisors provides investment advice and management services to ProShares and its ETFs, including the EEV Fund. ProShare Advisors oversees the investment and reinvestment of the assets in the EEV Fund. ProShare Advisors is owned by Defendant Michael L. Sapir, Defendant Louis M. Mayberg, and William E. Seale.

32. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, Pennsylvania 19456, is the distributor and principal underwriter for the EEV Fund. SEI has been registered with the SEC and FINRA. SEI was hired by ProShares to distribute shares of the EEV Fund to broker/dealers and, ultimately, shareholders.

33. Defendant Michael L. Sapir ("Sapir") is an Interested Trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShare Advisors since its inception. Sapir signed the Registration Statement.

34. Defendant Louis M. Mayberg ("Mayberg") has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

35. Defendant Russell S. Reynolds, III ("Reynolds") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

36. Defendant Michael Wachs ("Wachs") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

37. Defendant Simon D. Collier ("Collier") has been ProShares' Treasurer since June 2006. In his capacity as Treasurer, Collier signed the Registration Statement.

38. The defendants enumerated in paragraphs 33-37 are hereinafter referred to as the "Individual Defendants." The Individual Defendants, in their respective roles, ultimately control the operations of the EEV Fund. The Board of Trustees of ProShares is responsible for the general supervision of the EEV Fund. The officers of ProShares are responsible for the day-to-day operations of the EEV Fund.

CLASS ACTION ALLEGATIONS

39. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who purchased or otherwise acquired shares of the EEV Fund pursuant or traceable to the Company's false and misleading Registration Statement and were damaged thereby (the "Class"). Excluded from the Class are Defendants, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

40. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and

can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

41. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

42. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

43. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business, operations and/or management of ProShares; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

44. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

BACKGROUND

A. Traditional ETFs

45. ETFs are investment companies that are legally classified as open-end companies or Unit Investment Trusts. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (of 50,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Units with cash. Instead, investors buy Creation Units with a basket of securities that generally mirrors an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares (instead of Creation Units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

46. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100.

B. Non-Traditional/Leveraged ETFs

47. Non-traditional, or leveraged ETFs — sometimes referred to as "exotic" ETFs — are an even newer breed of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Some leveraged ETFs are "inverse" or "short" funds, meaning that they

seek to deliver the opposite of the performance of the index or benchmark they track. Like traditional ETFs, some inverse ETFs track broad indices, some are sector-specific, and still others are linked to commodities or currencies. Inverse ETFs are often marketed as a way for investors to profit from, or at least hedge their exposure to, downward moving markets.

48. Some non-traditional ETFs, such as the EEV Fund, are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index. An inverse ETF that tracks the Dow Jones U.S. Financial Index, for example, seeks to deliver the inverse of the performance of the Dow Jones U.S. Financial Index, while a double-leveraged inverse S&P 500 Fund seeks to deliver twice the opposite of the S&P 500 Index's performance. To accomplish their objectives, leveraged and inverse ETFs pursue a range of complex investment strategies through the use of swaps, futures contracts and other derivative instruments.

49. Most leveraged and inverse ETFs "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but, in the more volatile scenario, the inverse ETF loses 1.82 percent.

SUBSTANTIVE ALLEGATIONS

A. ProShares Non-Traditional Bear ETFs

50. ProShares describes its UltraShort ETFs as vehicles that "[s]eek profit from downturns." ProShares' UltraShort ETFs "provide a simple way to try to seek profit from a market segment that you think is poised to fall."

51. On its website, ProShares provides the following "Q&A" regarding its UltraShort ETFs, in relevant part:

> Q: What are Short ProShares?
>
> A: They are the first exchange traded funds (ETFs) specifically designed to go up when markets go down. Short ProShares are built to move in the opposite direction of the markets.
>
> Here's how they work: if the S&P 500 Index drops 1% in a day, ProShares Short S&P500 should gain 1% that day (before fees and expenses). UltraShort ProShares double the effect. ProShares UltraShort S&P 500 should gain 2% (before fees and expenses) if the index slips 1% in a day.
>
> On the flip side, Short ProShares will lose value if markets rise. If the S&P 500 gains 1% in a day, ProShares Short S&P 500 should lose 1%, and ProShares UltraShort should lose 2% (again, before fees and expenses). Short ProShares and UltraShort ProShares make it simple for you to execute sophisticated designed to manage risk or enhance return potential.
>
> Q: How are Short ProShares different from short selling?
>
> A: Short selling a stock or ETF requires a margin account. Short ProShares don't. They allow you to get short exposure without the hassles – or expense – of a margin account. It's as simple as buying a stock.

52. Accordingly, ProShares represents that its "short" ETFs are specifically designed to "go up when markets go down," and are "built to move in the opposite direction of the markets." ProShares places no temporal limits on investors in its UltraShort ETFs.

B. <u>The EEV Fund</u>

53. On or about October 10, 2007, ProShares registered the EEV Fund as an ETF. The EEV Fund seeks daily investment results, before fees and expenses of 200% of the inverse (or opposite) of the price performance of MSCI. The MSCI is a float-adjusted capitalization-weighted index that targets for index inclusion of 85% of free float adjusted market capitalization in each industry group, in global emerging market countries.

54. The EEV Fund takes positions in securities and/or financial instruments that, in combination, should have similar return characteristics as –200% of the daily return of the index. The EEV Fund's principal investment strategies include:

a. Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily price return characteristics as twice (200%) of the inverse performance of the MSCI;

b. Committing at least 80% of its assets to investments that, in combination, have economic characteristics that are correlated to those of the MSCI;

c. Employing leveraged investment techniques in seeking its investment objective;

d. Investing assets not invested in financial instruments in debt securities and/or money market instruments; and

e. Concentrating investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.

55. The EEV Fund is supposed to deliver double the inverse return of the MSCI, which fell 52% from January 2, 2008 through December 17, 2008, ostensibly creating a profit (or an offset against other losses) for investors who anticipated a decline in the emerging markets.

56. Further, Investors who acquired shares in the EEV Fund during the relevant period thought they were protecting their assets. Indeed, the MSCI decreased by 52% in 2008. However, instead of increasing 104% in values as the MSCI declined, the value of the EEV Fund actually fell 30% (a 134% shortfall), causing Plaintiff and the Class losses even though, directionally speaking, they invested correctly.

57. Given this dramatic tracking error, the fact that Plaintiff and the Class invested their monies on the correct directional play has been rendered meaningless. The Fund is, therefore, the

equivalent of a defective product. The Fund does not do what it was designed to do, represented to do, or advertised to do. It does not perform in accordance with reasonable expectations of investors.

58. The Registration Statement does not disclose that the EEV Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the EEV Fund, the investment objective of the EEV Fund, and the purpose of ProShares' UltraShort ETFs generally, the EEV Fund would perform precisely the opposite of investors' reasonable expectations.

59. The Registration Statement does not disclose, or fail to emphasize, that these funds must be sold within one day. In other words, investors are not aware that the only chance they have, within any mathematical formula, to profit is by selling the same day they buy into the fund.

60. ProShares cavalierly states that the EEV Fund seeks to replicate double the inverse return of the daily returns of the MSCI, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn that holding EEV Fund for more than a day will lead to enormous losses. As ProShares knows, investors did not view ETFs as day trading investment vehicles and did not day trade the EEV Fund. In fact, it is virtually economically impossible for all EEV Fund purchasers to sell out of their positions at the end of one day.

61. Furthermore, ProShares does not market the EEV Fund or its other ETFs as day-trading vehicles. In fact, ProShares' Chairman has publicly stated that investors can use ETFs "for more than a day successfully." ProShares' Registration Statement even provides

hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods. There are no temporal limits placed on investors in the EEV Fund.

C. The False and Misleading Registration Statement

62. On September 28, 2007, ProShares filed a Registration Statement with the SEC on Form N-1A, which incorporates by reference ProShares' prospectuses dated October 1, 2007 and October 1, 2008, as supplemented on December 1, 2008, January 15, 2009, April 7, 2009 and May 26, 2009, as well as ProShares' Semi-Annual report, and Statements of Additional Information (collectively, the "Registration Statement"). The Registration Statement was signed by the Individual Defendants.

63. Primarily with respect to leverage, compounding, and volatility risks, the October 1, 2007, the Prospectus disclosed:

> UltraShort MSCI Emerging Markets ProShares seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the MSCI Emerging Markets Index.
>
> UltraShort MSCI Emerging Markets ProShares is successful in meeting its objective, its value (before fees and expenses) should gain approximately twice as much, on a percentage basis, as any decrease in the MSCI Emerging Markets Index when the Index declines on a given day. Conversely, its value (before fees and expenses) should lose approximately twice as much, on a percentage basis, as any increase in the Index when the Index rises on a given day.
>
> Because the value of the Index is not computed as of the close of the U.S. securities markets due to differences in trading hours between U.S. and foreign markets, correlation to the Index will be measured by comparing the daily change in the Fund's net asset value per share to the performance of one or more U.S. exchange traded securities or instruments that reflect the values of the securities underlying the Index as of the close of the U.S. securities markets.

64. In its Annual Report, as of May 31, 2008, ProShares disclosed the following:

> *Compounding of Daily Returns and Volatility:* ProShares ETFs are designed to provide either 200%, –200% or –100% of index performance on a daily basis (before fees and expenses). A common misconception is that the Funds also should provide 200%, –200% or –100% of index performance over longer periods, such as a week, month or year. However, Fund returns over longer periods are generally less than or greater than the returns that would result from such an expectation.... This is due to several factors, but a significant one is index volatility and its effect on fund compounding. In general, periods of higher index volatility will cause the effect of compounding to be more pronounced, while periods of lower index volatility will produce a more muted or even positive effect. Index volatility measures how much an index's value fluctuates, in either direction, over time. A higher volatility means that the index has experienced more dramatic changes in value. A lower volatility means that the index has changed at a steadier pace.

65. In the October 1, 2008 Prospectus, ProShares stated:

> While close tracking of any Fund to its benchmark may be achieved on any single trading day, over time the cumulative percentage increase or decrease in the NAV of the Shares of a Fund may diverge significantly from the cumulative percentage decrease or increase in the benchmark due to a compounding effect.
>
> Leverage
>
> Each Fund intends to use, on a regular basis, leveraged investment techniques in pursuing its investment objectives. Utilization of leverage involves special risks and should be considered to be speculative. Leverage exists when a Fund achieves the right to a return on a capital base that exceeds the amount the Fund has invested. Leverage creates the potential for greater gains to shareholders of these Funds during favorable market conditions and the risk of magnified losses during adverse market conditions. Leverage is likely to cause higher volatility of the NAV of these Funds' Shares. Leverage may involve the creation of a liability that does not entail any interest costs or the creation of a liability that requires the Fund to pay interest which would decrease the Fund's total return to shareholders. If these Funds achieve their investment objectives, during adverse market conditions, shareholders should experience a loss greater than they would have incurred had these Funds not been leveraged.

***

> Principal Investment Strategy
>
> The UltraShort MSCI Emerging Markets ProShares' principal investment strategies include:
>
> - Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily price return characteristics as twice (200%) the inverse of the MSCI Emerging Markets Index.
> - Committing at least 80% of its assets to investments that, in combination, have economic characteristics that are inverse to those of the Index.
> - Employing leveraged investment techniques in seeking its investment objective.
> - Investing assets not invested in financial instruments in debt securities and/or money market instruments.
> - The Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.

66. The October 1, 2008 prospectus mentioned a laundry list of risks, but left out a clear discussion of the most crucial one – how investing in the EEV Fund for more than one day would invariably lead to swift and radical losses:

> Principal Risk Considerations
>
> ProShares UltraShort MSCI Emerging Markets is subject to the following principal risks:
>
> Aggressive Investment Technique Risk, Correlation Risk, Counterparty Risk, Credit Risk, Early Close/Trading Halt Risk, *Equity Risk, Exposure to Foreign Investment Risks, Inverse* Correlation Risk, Investment Company and Exchange Traded Fund Risk, Liquidity Risk, Market Price Variance Risk, Market Risk, Non-Diversification Risk, Portfolio Turnover Risk, Repurchase Agreement Risk, Short Sale Risk, Small-and Mid-Cap Company Risk and Valuation Time Risk.

67. The Statement of Additional Information to the October 1, 2008 Prospectus depicts three tables intended to illustrate: (a) estimated fund return over one year when the fund

objective is to seek daily investment results, before fund fees and expenses and leverage costs, that correspond to twice (200%) the daily performance of an index; (b) estimated fund return over one year when the fund objective is to seek daily investment results, before fees and expenses, that correspond to the inverse (–100%) of the daily performance of an index; and (c) estimated fund return over one year when the fund objective is to seek daily investment results, before fees and expenses, that correspond to twice the inverse (–200%) of the daily performance of an index. Without additional narrative or explanation, ProShares states that these three tables are intended to isolate the effect of index volatility and index performance on the return of a leveraged Fund. However, these tables, just as the other disclosures in the Registration Statement, are insufficient to explain the miserable failure of the EEV Fund as a term trade or hedge.

68. All of the above discussed disclosures were false and/or misleading because they failed to disclose:

- Inverse correlation between the EEV Fund and the MSCI over time would only happen in the rarest of circumstances, and inadvertently if at all;
- The extent to which performance of the EEV Fund would inevitably diverge from the performance of the MSCI — *i.e.*, the probability, if not certainty, of spectacular tracking error;
- The severe consequences of high market volatility on the EEV Fund's investment objective and performance;
- The severe consequences of inherent path dependency[4] in periods of high market volatility on the EEV Fund's performance;
- The role the EEV Fund plays in increasing market volatility, particularly in the last hour of trading;

[4] Path dependency explains how the set of decisions one faces for any given circumstance is limited by the decisions one has made in the past, even though past circumstances may no longer be relevant. Path dependency theory was originally developed by economists to explain technology adoption processes and industry evolution. The theoretical ideas have had a strong influence on evolutionary economics (*e.g.*, Nelson & Winter 1982).

- The consequences of the EEV Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF;

- The EEV Fund causes dislocations in the stock market; and

- The EEV Fund offers a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the EEV Fund.

69. Perhaps most importantly, ProShares failed to disclose that mathematical compounding actually prevents the EEV Fund from achieving its stated investment objective over a period of time greater than one day. ProShares affiliate, ProShares Trust 115, disclosed this material fact in a Form 10-K filed with the SEC on March 31, 2009 ("The Funds do not seek to achieve their stated investment objective over a period of time greater than one day because mathematical compounding prevents the Funds from achieving such results.") (Emphasis supplied). Disclosures that merely state the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple "may" or "will not generally" equal a fund's performance over that same period are misleading given the virtual impossibility of the EEV Fund's ability to correlate to the MSCI over time.

70. ProShares Trust II is a Delaware statutory trust formed on October 9, 2007, and is a commodity pool as defined in the Commodity Exchange Act. ProShares Trust II is currently organized into separate series of ETFs, just like ProShares. ProShares Trust II employs the same purportedly formulaic model as ProShares.

71. By its very construct, the EEV Fund actually exacerbates volatility, thus directly contributing to its own failure as an instrument for anything other than a day trade. By bifurcating an index into long side and short side ETFs, ProShares eliminates an "out" for the market maker, causing the market maker to actively hedge in the underliers. With a normal security, all buyers and sellers come to a central meeting place, and buyers can be matched easily

with sellers, and price discovery is reached. However, when you set up a specifically one-sided instrument, rather than one common product that people can be either long or short on, an ETF contributes to dislocations. ProShares purposefully segments the longs and the shorts, and that, by definition, creates illiquidity. ProShares failed to sufficiently disclose as much to Plaintiff and the Class.

72. ProShares' feeble attempt to explain the relationship between compounding and volatility — *vis-à-vis* an acknowledgment that "periods of higher index volatility will cause the effect of compounding to be more pronounced" — does not at all explain to investors that: (a) volatility erodes returns and wealth accumulation, a fact not commonly understood; (b) the path that returns take over time has important effects on mid- and long-term total return achieved; and (c) the return-volatility relationship matters even more so where leverage is employed. In short, with a double leveraged ETF such as the EEV Fund, investors receive at least twice the risk of the index but less than twice the return. The drag imposed by return volatility makes such a result inevitable. Clearly, this is not a desirable outcome for investors seeking to hedge against a declining market.

73. Prospective and actual investors in ProShares have been misled. The EEV Fund is not a "simple" kind of investment. ProShares has violated the spirit and purpose of the registration requirements of the Securities Act, which are "to protect investors by promoting full disclosure of information thought necessary to informed investment decisions."[5] The registration provisions are designed not only to protect immediate recipients of distributed securities but also subsequent purchasers from them.[6] Leveraged and inverse ETFs such as the EEV Fund do not constitute a suitable or solid investment or hedging strategy for investors who intend to hold their

[5] *SEC v. Ralston Purina Co., supra*, n.1.

[6] SEC v. *Great American Industries, Inc., supra*, n.2.

positions for longer than one day. ProShares failed to disclose these material facts to Plaintiff and the Class.

D. Red Flags Raised by FINRA & Others

74. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> Suitability
>
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.
>
> * * *
>
> Communications With the Public
>
> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public. Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading....

75. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products, and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA's radar screen." (Emphasis supplied).

76. FINRA issued additional guidance on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis — but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

77. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ETFs in connection with firms heavily involved in structuring leveraged ETFs. Galvin stated: "[s]ince 2006 these products have become increasingly popular. Yet, due to the daily nature of the leverage employed, there is no guarantee of amplified annual returns and they generally incur greater transaction costs than traditional exchange traded funds."

78. On July 21, 2009, as reported by the *Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs, such as the EEV Fund. Edward Jones called ETFs like the EEV Fund "one of the most misunderstood and potentially dangerous types of ETFs." (Emphasis supplied).

79. On July 27, 2009, in a letter to wealth management clients, as reported by the *Wall Street Journal* in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

80. On July 30, 2009, the *Wall Street Journal* published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting.... Proceed with extreme caution." The disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

81. On August 1, 2009, the *Wall Street Journal* quoted Morningstar's director of ETF analysis, Scott Burns, who recently poignantly observed: "Hedges [like the EEV Fund] aren't supposed to become less trustworthy when you really need them."

COUNT I

Violations of Section 11 of the 1933 Act Against All Defendants

82. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. §77k, on behalf of the Class, against all Defendants.

83. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against all defendants.

84. ProShares is the issuer of the shares sold via the Registration Statement. The Individual Defendants are signatories or authorizers of the Registration Statement.

85. ProShares is absolutely liable for the material misstatements in and omissions from the Registration Statement. The other Defendants owed purchasers of the shares the duty to

make a reasonable investigation of the statements contained in the Registration Statement to ensure that said statements were true and that there was no omission to state any material fact required to be stated in order to make the statements contained therein not misleading. These Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement as set forth herein. None of these Defendants made a reasonable investigation or possessed reasonable grounds for the belief that statements contained in the Registration Statement and Prospectus were true or that there was not any omission of material fact necessary to make the statements made therein not misleading.

86. As signatories or authorizers of the Registration Statement, directors, officers of the EEV Fund or controlling persons of the issuer, the Defendants owed the purchasers of EEV shares, including Plaintiff and the Class, the duty to make a reasonable and diligent investigation of the statements contained in the Registration Statement at the time that it became effective, to ensure that said statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement and Prospectus as set forth herein. As such, Defendants are liable to Plaintiff and the Class.

87. By reason of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, Section 11 of the Securities Act. As a direct and proximate result of Defendants' wrongful conduct, the market price for EEV shares was artificially inflated, and Plaintiff and the Class suffered substantial damages in connection with the purchase thereof.

Plaintiff and the Class all purchased EEV shares issued pursuant and/or traceable to the Registration Statement.

88. Plaintiff and other members of the Class purchased or otherwise acquired their EEV shares without knowledge of the untruths or omissions alleged herein. Plaintiff and the other members of the Class were thus damaged by Defendants' misconduct and by the material misstatements and omissions in the Registration Statement.

89. At the time of their purchases of EEV shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this complaint is based to the time that Plaintiff filed this complaint. Less than three years has elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiff filed this complaint.

COUNT II

Violations of Section 15 of the Securities Act Against the Individual Defendants

90. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

91. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants were each trustees or officers and/or directors of ProShares charged within the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause his controlled person to engage in the unlawful acts and conduct complained of herein.

92. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the EEV Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as class representatives under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C, Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Awarding damages in the form of rescission; and

E. Such equitable/injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: December 8, 2009

POMERANTZ HAUDEK GROSSMAN & GROSS LLP

By: ______________________
Patrick V. Dahlstrom
Marc I. Gross
Jeremy A. Lieberman
100 Park Avenue, 26th Floor
New York, New York 10017
Telephone: (212) 661-1100
Facsimile: (212) 661-8665

**POMERANTZ HAUDEK
GROSSMAN & GROSS LLP**
Patrick V. Dahlstrom
Ten South LaSalle Street, Suite 3505
Chicago, Illinois 60603
Telephone: (312) 377-1181
Facsimile: (312) 377-1184

Counsel for Plaintiff

Certification of Plaintiff
Pursuant to Federal Securities Laws

1. I, MAURICE HABER, make this declaration pursuant to Section 21D(a)(2) of the Securities Exchange Act of 1934 and Section 27(a)(2) of the Securities Act of 1933.

2. I have reviewed a Complaint against Proshares Trust and other defendants relating to the Proshares UltraShort Emerging Markets Fund ("EEV Fund"), and authorize Pomerantz Haudek Grossman & Gross LLP (the "Pomerantz Firm") to file a comparable complaint on my behalf.

3. I did not purchase EEV Fund securities at the direction of plaintiffs' counsel or in order to participate in any private action arising under the U.S. federal securities laws.

4. I am willing to serve as a representative party on behalf of a class as set forth in the Complaint, including providing testimony at deposition and trial, if necessary. I understand that the Court has the authority to select the most adequate lead plaintiff in this action and that the Pomerantz Firm will exercise its discretion in determining whether to move on my behalf for appointment as lead plaintiff.

5. To the best of my current knowledge, the attached sheet lists all of my purchases and sales in the EEV Fund during the Class Period as specified in the Complaint.

6. During the three-year period preceding the date on which this certification is signed, I have not sought to serve as a representative party on behalf of a class under the federal securities laws.

7. I agree not to accept any payment for serving as a representative party on behalf of the class as set forth in the Complaint, beyond my pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

8. The matters stated in this declaration are true to the best of my current knowledge, information and belief.

I declare under penalty of perjury that the foregoing is true and correct.

Executed 10/23/09, at N.Y., N.Y.
(Date) (City, State)

[signature]
(Signature)

Summary of Purchases and Sales

DATE	TRANSACTION TYPE: PURCHASE OR SALE	NUMBER/ TYPE OF SECURITY	PRICE OF SECURITY
5/18/09	Purchase	500	$22.8699
5/19/09	Purchase	100	$22.115
5/19/09	Purchase	400	$22.1199
8/25/09	Purchase	600	$15.51
8/25/09	Purchase	300	$15.4999
8/25/09	Purchase	100	$15.5099
9/17/09	Sale	1,000	$ 13.4601
10/5/09	Purchase	1,000	$13.7199
10/5/09	Purchase	1,000	$ 13.6499
10/14/09	Sale	1,000	$ 11.9501
10/16/09	Sale	100	$ 12.2725
10/16/09	Sale	900	$ 12.2701
6/1/09	Purchase	500	$18.87600
7/20/09	Purchase	500	$17.87970
10/14/09	Sale	1,000	$11.75240
4/29/09	Purchase	600	$29.7700
4/29/09	Purchase	500	$25.2440

INVENTORY OF PAPER FILINGS

FILER NAME	CIK	FILE #	SUBMISSION TYPE	FILING DATE	PUT IN BIN BY INITIALS	PUT IN BIN BY DATE	RECEIVED BY LIBRARY INITIALS	RECEIVED BY LIBRARY DATE
ProShares		811-21114	40-33	12/11/09	[illegible]	1/14/10		